Exhibit 99.92

San Manuel Band of Mission Indians Joins with Morongo Band of Mission Indians, California’s Largest Card Clubs and Amaya to Offer Online Poker in California when Authorizing Legislation is Passed

Addition of San Manuel reflects “new day” where gaming interests must work together in order to finally pass online poker legislation in California.

SACRAMENTO, CA & MONTREAL, Nov. 11, 2014 /CNW/ - The San Manuel Band of Mission Indians and Amaya Gaming Group (TSX: AYA) announced today that the San Manuel Band of Mission Indians has agreed to join the existing business agreement between the Morongo Band of Mission Indians, California’s three largest card clubs - the Commerce Club, the Hawaiian Gardens Casino and the Bicycle Casino - and Amaya which owns and operates PokerStars, the world’s largest online poker site.

These gaming operators will join together to operate a licensed online poker site in California once legislation is enacted to authorize iPoker. This coalition will also work together to advocate for legislation that extends California’s tough, long-established gaming regulations to include intrastate online poker.

“We are pleased to join this coalition,” said Lynn Valbuena, Chairwoman - San Manuel Band of Mission Indians. “We are convinced that the various interests must work together if we are to be successful in establishing a well-regulated environment and the best-in-class Internet poker industry for California.”

“We’re pleased to welcome San Manuel to our coalition. It marks a new day in our efforts to authorize online poker in California,” Morongo Band of Mission Indians Tribal Chairman Robert Martin said. “We’re excited about the momentum and opportunities this new agreement represents in getting legislation passed. As tribes come together on this issue, the opportunity for success grows.”

Speaking on behalf of the three card clubs, attorney Keith Sharp said, “We are very pleased to welcome San Manuel to our coalition. We look forward to working with legislators and our industry colleagues to pass a bill that provides strong regulation and consumer protection.”

Guy Templer, Group Business Development Director with PokerStars said, “San Manuel is a strong, forward thinking operator and is a great partner to join our coalition in advocating for the development of an open and well regulated iPoker market in California. We are looking forward to working with the Legislature and with other stakeholders to help develop an industry that will benefit California consumers and the State alike.”

About the San Manuel Band of Mission Indians

The San Manuel Band of Mission Indians is a federally recognized American Indian tribe located near the city of Highland, Calif. The Serrano Indians are the indigenous people of the San Bernardino highlands, passes, valleys and mountains who share a common language and culture. The San Manuel reservation was established in 1891 and recognized as a sovereign nation with the right of self-government. Since time immemorial, the San Manuel tribal community has endured change and hardship. Amidst these challenges the tribe continued to maintain its unique form of governance. Like other governments it seeks to provide a better quality of life for its citizens by building infrastructure, maintaining civil services and promoting social, economic and cultural development. Today San Manuel tribal government oversees many governmental units including the departments of fire, public safety, education and environment. San Manuel operates San Manuel Indian Bingo & Casino.

About the Morongo Band of Mission Indians

The Morongo Band of Mission Indians is a federally-recognized Indian Tribe that operates the Morongo Casino Resort & Spa near Banning (Riverside County), California, under a Class III gaming compact with the State of California. The Tribe exercises governmental jurisdiction over the 34,000+ acre Morongo Indian Reservation. Since 2009, the Morongo Band has been in the forefront of efforts to give California’s online poker players renewed access to the online games from which they’ve been excluded since 2011. The Tribe’s California LLC, Morongo Internet Poker, is one of the members of the California Internet Poker LLC.

About Commerce Casino

Commerce Casino, the largest poker casino in the world, has more than 200 tables featuring about every form of poker: Texas Hold ‘em, 7-Card Stud, Omaha, Pot Limit, Mexican Poker, Pineapple, Draw, Low-Ball and many others. Commerce Casino is recognized for its innovative “Bring Your Home Game to Commerce” program enabling poker fans to invite friends/family for a casual home game, bachelor party or birthday celebration with a professional dealer in a casino setting. Commerce Casino is located at 6131 East Telegraph Rd., Commerce, CA 90040, just off the Santa Ana (5) Freeway at the Washington Blvd. exit. For more information, go to CommerceCasino.com or call 323.721.2100.

About Bicycle Casino

The Bicycle Casino has been a premier gaming destination in Southern California since it’s opening in 1984. Located in Bell Gardens, it has historical employed nearly 2,000 people hosting daily customers, international visitors and poker celebrities. Under the leadership of General Partners Bob Carter and Hashem Minaiy, they are expanding their facility which will soon open a world class 100 room luxury hotel to accommodate their growing tournament business.

Active participants in their community, the Bike (as it’s commonly known) contributes significant resources to the public safety and recreational needs of its Bell Gardens neighbors, provides 60% of the City of Bell Gardens annual budget, and through its Bicycle Casino Community Foundation, provides several thousands of dollars annually in college scholarships to deserving students.

About Hawaiian Gardens Casino

Hawaiian Gardens Casino has been an integral part of the City of Hawaiian Gardens for nearly 20 years. The Hawaiian Garden Casino opened with five tables and has grown to nearly 200 tables in our current 59,500 square foot facility. Hawaiian Gardens Casino is the second largest card club and ranks second in revenue in the world. Hawaiian Gardens Casino is presently constructing a new 220,000-square-foot, state-of-the-art casino. Scheduled to open in the first quarter of 2016, this new facility will include 300 gaming tables as well as a restaurant, lounge, VIP gaming section and event center capable of hosting 75 tournament tables.

About Amaya

Amaya is the owner of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites, Rational Group is the largest producer of live poker events around the world. Amaya also provides interactive and physical gaming solutions to the regulated gaming industry. For more information please visit www.amayagaming.com.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information:

KATHY FAIRBANKS

916.443.0872

kfairbanks@bcfpublicaffairs.com

MIKE ROTH (on behalf of San Manuel)

916.444.7170

mike@paschalroth.com

For Amaya Investor inquiries:

TIM FORAN

416.986.8515

ir@amayagaming.com

For Amaya Media Inquiries:

ERIC HOLLREISER

press@amaya.com

CO: Amaya Gaming Group Inc.

CNW 16:00e 11-NOV-14